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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 12B-25 SEC
                                File No.: 0-21785

                           NOTIFICATION OF LATE FILING

                                   (Check One)

|_| Form 10-K       |_| Form 11-K       |_| Form 20-F       |X| Form 10-QSB

                                 |_| Form N-SAR

                      For the Period Ended: April 30, 2004

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item (s) to which notification relates:
                            _______________________

                         PART I. REGISTRANT INFORMATION


Full Name of Registrant:               NEW VISUAL CORPORATION

Address of Principal Executive
Office (Street and Number):            5920 Friars Road, Suite 104

City, State and Zip Code:              San Diego, CA 92108


                        PART II. RULE 12B-25 (b) AND (c)

If the subject report could not be filed in reasonable detail without unreasonable effort or expense and the registration seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


|X|      (a)      The reasons described in reasonable detail in Part III of this
                  Form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K or Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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                               PART III. NARRATIVE


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is unable to file its quarterly report on Form 10-QSB for the quarter ended on April 30, 2004 (the "Quarterly Report") by the prescribed date of June 14, 2004 without unreasonable effort or expense due to unforeseen circumstances encountered in closing and consolidating with its subsidiary the Registrant's books and records for the quarter ended April 30, 2004.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Name:                    Brad Ketch, President and Chief Executive Officer
      Telephone Number:        (619) 692 - 0333


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

|_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             NEW VISUAL CORPORATION
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 14, 2004                    By: /s/ Brad Ketch
                                           ---------------------
                                           Brad Ketch
                                           President and Chief Executive Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute criminal violations (See 18 U.S.C. 1001)